Exhibit 99.1

São Paulo, Aug 11, 2022 – Vasta Platform Limited (NASDAQ: VSTA) – “Vasta” or the “Company” announces today its financial and operating results for the second quarter of 2022 (2Q22) ended June 30, 2022. Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

HIGHLIGHTS

•	In the second quarter, net revenue increased 35% compared to the same quarter of 2021, mostly due to the recognition of 17.4% of 2022 ACV, within the expected recognition range of 16% to 18%.

•	Subscription revenue grew 48% in 2Q22, primarily from traditional learning systems, as complementary solutions and textbook subscription products (“PAR”) are mostly delivered in the first two quarters of the cycle. The 2022 ACV revenue has been comprised of higher quality sources, as Vasta managed to increase growth in its premium brands and to initiate the migration from PAR to digital subscription products (Textbook as a Service Platform), aligned with the company’s strategy.

•	In the 2022 cycle to date (4Q21 to 2Q22), subscription revenue grew 33% (42%, excluding PAR). As we approach the end of the 2022 cycle (3Q22), we see subscription revenue growth converging to the 35% implied by our 2022 ACV, which we expect to be fully converted into revenue by the 3Q22.

•	Adjusted EBITDA totaled R$ 11 million, a relevant increase versus 2Q21, when adjusted EBITDA was negative R$ 17 million. This improvement was mainly driven by operating leverage gains, cost savings and an improved sales mix with the growth of subscription products and the contribution of Eleva. In the 2022 cycle to date, Adjusted EBITDA has grown 59%, to R$313 million, with a margin increase of 660 bps, to 32.3%.

•	Operating cash flow (OCF) totaled R$103 million in 2Q22, a significant improvement from a negative R$61 million in 2Q21. In the 2022 cycle to date, OCF totaled R$38 million (or R$58 million on a normalized basis), also an improvement compared to previous cycle, which had a consumption of R$113 million.

•	On July 19, 2022, Vasta announced the acquisition of the minority interest in Educbank, the first financial ecosystem dedicated to K-12 schools. This investment will enable Vasta to benefit from great potential in the following years, by entering the K-12 tuition payment market, which total payment volume (TPV) surpasses R$70 billion per year. The agreement provides for Educbank to have access to Vasta’s more than 5,300 partner schools, enabling Educbank to accelerate its revenue ramp-up.

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MESSAGE FROM MANAGEMENT

As we approach the end of the present cycle, subscription net revenue growth (+33% in the cycle to date) has converged to the 35% growth implied by our 2022 ACV of R$1 billion, and we reiterate our expectation of a full conversion of this ACV into subscription revenue, as anticipated in previous quarters. More than merely demonstrating the return to normal business following a 2021 cycle severely hit by the Covid-19 pandemic, it shows that Vasta has become a true platform with predictable and recurrent revenue, with subscription products representing 88% of the total revenue of the company.

Moreover, we see the normalization of the company’s profitability and cash flow generation as the main highlight of the quarter. Adjusted EBITDA was R$11 million in 2Q22, recovering from a negative R$17 million in the same quarter of the previous year. In the 2022 cycle to date, adjusted EBITDA increased 59%, to R$313 million, with an expansion of 660 bps in margin (from 25.7% to 32.3%). We attribute this increase not only to the normalization of the business and a higher quality sales mix, but also to the efforts such as workforce optimization and our budgetary discipline. Vasta’s operating cash flow totaled R$103 million in 2Q22, a significant improvement from negative R$61 million in 2Q21, bringing the net debt/adjusted EBITDA ratio to just under 3x when considering Eleva’s last-twelve-month EBITDA.

In July, we announced the acquisition of a relevant minority interest in Educbank, the first financial ecosystem dedicated to K-12 schools, delivering to educational institutions services such as management and financial support by providing payment guaranty for tuitions. With this investment, Vasta also gains exposure to the K-12 payment systems – a still unexplored segment with total payment volume (TPV) surpassing R$70 billion per year – and adding another arm in the development of its digital services platform. The combination of Educbank with Phidelis, our academic and financial ERP acquired at the beginning of the year, is a powerful way to provide schools all the information they need to be more efficient. While Educbank will continue to be managed independently by its founders, the agreement foresees that Educbank will have access to Vasta’s more than 5,300 partner schools, enabling Educbank to accelerate its revenue ramp-up.

Finally, commencing on this quarter, we will dedicate a section of our earnings release for Environmental, Social and Governance (ESG) matters, including a panel of key indicators that will be updated on a quarterly basis, reinforcing our commitment to the highest ESG standards.

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OPERATING PERFORMANCE

Student base – subscription models

	2022	2021	% Y/Y
Partner schools – Core content	5,351	4,508	18.7%
Partner schools – Complementary solutions	1,301	1,114	16.8%
Students – Core content	1,540,391	1,335,152	15.4%
Students – Complementary content	400,192	307,941	30.0%

Note: Students enrolled in partner schools.

In the 2022 cycle, Vasta added 843 new partner schools compared to the 2021 cycle, serving nearly 1.5 million students with core content solutions. The partner school base of complementary solutions increased by 187 new schools, growing 30% in the number of students served compared to the previous cycle.

FINANCIAL PERFORMANCE

Net revenue

Values in R$ ‘000	2Q22	2Q21	% Y/Y	2022 Cycle	2021 Cycle	% Y/Y
Subscription	173,818	117,280	48.2%	854,442	644,501	32.6%
Subscription ex-PAR	166,815	111,908	49.1%	744,412	522,436	42.5%
Traditional learning systems	164,075	108,623	51.1%	638,374	459,085	39.1%
Complementary solutions	2,740	3,285	-16.6%	106,038	63,350	67.4%
PAR	7,003	5,372	30.4%	110,030	122,065	-9.9%
Non-subscription	16,137	23,856	-32.4%	114,354	121,028	-5.5%
Total net revenue	189,956	141,136	34.6%	968,796	765,529	26.6%

% ACV	17.4%	15.8%	1.6	85.4%	87.0%	(1.5)
% Subscription	91.5%	83.1%	8.4	88.2%	84.2%	4.0

In the second quarter, net revenue increased 35% year-on-year, to R$190 million. Subscription revenue grew 48%, driven by the recognition of 17.4% of 2022 ACV (within the range of 16% to 18% expected for the quarter), and primarily composed from traditional learning systems, as complementary solutions and textbook subscription products (“PAR”) are mostly delivered in the first two quarters of the cycle. The 2022 ACV revenue has been comprised of higher quality sources, as Vasta managed to increase growth in its premium brands and to initiate the migration from PAR to digital subscription products (Textbook as a Service Platform), aligned with the company’s strategy.

In the cycle to date (4Q21 to 2Q22), subscription revenue grew 33%, or 42% excluding PAR. In the period, it represented 85.4% of 2022 ACV, versus 87% in the same period of the 2021 cycle. Variations in the seasonality of new brands (Eleva and Mackenzie) have led to a less concentrated distribution of subscription revenue along the 2022 cycle when compared to previous cycles. In 3Q22, we expect ACV recognition of 14.6%, completing the delivery of 100% of the 2022 ACV.

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EBITDA

Values in R$ ‘000	2Q22	2Q21	% Y/Y	2022 Cycle	2021 Cycle	% Y/Y
Net revenue	189,956	141,135	34.6%	968,797	765,529	26.6%
Cost of goods sold and services	(79,966)	(67,547)	18.4%	(345,121)	(281,547)	22.6%
General and administrative expenses	(127,139)	(97,930)	29.8%	(379,298)	(348,405)	8.9%
Commercial expenses	(46,988)	(35,584)	32.0%	(140,321)	(133,825)	4.9%
Other operating income, net	707	(963)	-173.4%	4,993	2,850	75.2%
Impairment on trade receivables	(3,543)	(15,599)	-77.3%	(23,167)	(30,519)	-24.1%
Profit before financial income and taxes	(66,973)	(76,488)	-12.4%	85,883	(25,917)	-431.4%
(+) Depreciation and amortization	67,606	50,314	34.4%	193,557	143,853	34.6%
EBITDA	633	(26,174)	-102.4%	279,440	117,936	136.9%
EBITDA margin	0.3%	-18.5%	18.9	28,8%	15.4%	13.4
(+) Layoffs related to internal restructuring	387	785	-50.7%	11,257	5,721	96.8%
(+) IPO-related expenses	-	-	0.0%	-	50,580	-100.0%
(+) Share-based compensation plan	10,181	8,182	24.4%	22.204	22,629	-1.9%
Adjusted EBITDA	11,201	(17,207)	-165.1%	312,901	196,866	58.9%
Adjusted EBITDA margin	5.9%	-12.2%	18.1	32.3%	25.7%	6.6

Note: n.m.: not meaningful

Adjusted EBITDA totaled R$11 million, a relevant increase from negative R$17 million in 2Q21. This improvement was mainly driven by operating leverage gains, cost savings and a better sales mix with the growth of subscription products and the contribution of Eleva. In the 2022 cycle to date, Adjusted EBITDA has grown 59%, with a margin increase of 660 bps.

In proportion with net revenue, gross margin grew 580 bps in the quarter (from 52.1% to 57.9%), while adjusted cash G&A expenses and commercial expenses were down 270 bps and 50 bps, respectively. The impairment on trade receivables decreased 920 bps in the quarter, reflecting the hike in the provision for doubtful accounts executed in 2Q21 to face the increased delinquency caused by the pandemic. As a result, adjusted EBITDA margin reached 5.9% in 2Q22, versus a negative margin of 12.2% in 2Q21.

(%) Net Revenue	2Q22	2Q21	Y/Y (p.p.)	2022 Cycle	2021 Cycle	Y/Y (p.p.)
Gross margin	57.9%	52.1%	5.8	64.4%	63.2%	1.2
Adjusted cash G&A expenses(1)	-25.4%	-28.1%	2.7	-15.2%	-16.0%	0.8
Commercial expenses	-24.7%	-25.2%	0.5	-14.5%	-17.5%	3.0
Impairment on trade receivables	-1.9%	-11.1%	9.2	-2.4%	-4.0%	1.6
Adjusted EBITDA margin	5.9%	-12.2%	18.1	32.3%	25.7%	6.6

(1) Sum of general and administrative expenses and other operating income, less: depreciation and amortization, non-recurring expenses, IPO-related expenses, and share-based compensation plan.

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Net profit (loss)

Values in R$ ‘000	2Q22	2Q21	% Y/Y	2022 Cycle	2021 Cycle	% Y/Y
Net profit (loss)	(74,661)	(62,197)	20.0%	(34,690)	(45,465)	-23.7%
(+) Layoffs related to internal restructuring	387	785	-50.7%	11,257	5,721	96.8%
(+) Share-based compensation plan	10,181	8,182	24.4%	22,204	22,629	-1.9%
(+) IPO-related expenses	-	-	0.0%	-	50,580	-100.0%
(+) Amortization of intangible assets(1)	38,778	29,216	32.7%	113,427	85,807	32.2%
(-) Tax shield(2)	(16,778)	(12,982)	29.2%	(49,942)	(56,010)	-10.8%
Adjusted net profit (loss)	(42,093)	(36,996)	13.8%	62,256	63,261	-1.6%
Adjusted net margin	-22.2%	-26.2%	4.0	6.4%	8.3%	(1.8)

(1) From business combinations. (2) Tax shield (34%) generated by the expenses that are being deducted as net (loss) profit adjustments. Note: n.m.: not meaningful

In the second quarter, despite the growth in operating profit, adjusted net loss totaled R$42 million, impacted by higher financial leverage and interest rates. In the 2022 cycle to date, adjusted net profit totaled R$62 million, slightly lower than in the 2021 cycle.

Accounts receivable and PDA

Values in R$ ‘000	2Q22	2Q21	% Y/Y	4Q21	% Q/Q
Gross accounts receivable	477,282	336,958	41.6%	628,771	-24.1%
Provision for doubtful accounts (PDA)	(50,098)	(37,898)	32.2%	(52,383)	-4.4%
Coverage index	10.5%	11.2%	(0.8)	8.3%	2.2
Net accounts receivable	427,184	299,060	42.8%	576,388	-25.9%
Average days of accounts receivable(1)	140	119	22	198	(58)

(1) Balance of net accounts receivable divided by the last-twelve-month net revenue, multiplied by 360.

During the pandemic, the credit issues faced by our partner schools pressured our receivable collection and impacted our operating results by requiring a higher level of provisions for doubtful accounts. We have seen a gradual normalization in payments during 2022, aligned with the restoration of partner schools’ regular activities, although this is still ongoing. The average payment term of Vasta’s accounts receivable portfolio was 140 days in the 2Q22, 22 days in excess of same same quarter of the previous year. By adding Eleva’s last-twelve-month (“LTM”) net revenue, the average term decreased to 133 days.

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Operating cash flow

Values in R$ ‘000	2Q22	2Q21	% Y/Y	2022 Cycle	2021 Cycle	% Y/Y
Cash from operating activities(1)	146,464	(35,994)	-506.9%	185,948	(51,656)	-460.0%
(-) Income tax and social contribution paid	(966)	(1,167)	-17.2%	(1,489)	(1,167)	27.6%
(-) Payment of provision for tax, civil and labor losses	(1,180)	(67)	1649.9%	(1,473)	(76)	1826.7%
(-) Interest lease liabilities paid	(3,408)	(4,001)	-14.8%	(10,286)	(11,797)	-12.8%
(-) Acquisition of property, plant, and equipment	(13,793)	(3,863)	257.0%	(59,686)	(4,256)	1302.3%
(-) Additions of intangible assets	(16,211)	(10,361)	56.5%	(55,042)	(30,035)	83.3%
(-) Lease liabilities paid	(8,073)	(5,382)	50.0%	(20,417)	(13,987)	46.0%
Operating cash flow (OCF)	102,833	(60,835)	-269.0%	37,557	(112,974)	-133.2%
OCF/Adjusted EBITDA	918.1%	353.5%	564.5	12.0%	-57.4%	69.4

(1) Net (loss) profit less non-cash items less and changes in working capital. Note: n.m.: not meaningful

In 2Q22, operating cash flow (OCF) totaled R$103 million, a significant improvement when compared to 2Q21, in which there was a consumption of R$61 million (impacted by the early receipt of accounts receivable amounting to R$52 million in 1Q21). In the cycle to date, OCF totaled R$38 million, or R$58 million when excluding the early payment of royalties (R$20 million) to content providers, up from a negative R$113 million in the same period of 2021.

Financial leverage

Values in R$ ‘000	2Q22	1Q21	4Q21	2Q21	1Q21
Financial debt	844,778	817,517	831,226	812,016	505,951
Accounts payable from business combinations	585,503	570,660	532,313	73,713	65,201
Total debt	1,430,281	1,388,177	1,363,539	885,729	571,152
Cash and cash equivalents	147,762	145,998	309,893	377,862	335,098
Marketable securities	417,770	303,675	166,349	317,178	81,090
Net debt	864,749	938,504	887,297	190,689	154,964
Net debt/LTM adjusted EBITDA	3.04	3.67	4.87	1.13	0.63

(1) LTM adjusted EBITDA includes Eleva. Eleva’s LTM adjusted EBITDA prior to November 2021 may not reflect Vasta’s accounting standards.

Vasta ended the quarter with a net debt position of R$865 million, mainly due to the incorporation of Eleva in late October, leading to a net debt/LTM adjusted EBITDA of 3.04x. By adding Eleva’s LTM EBITDA, this indicator stood at 2.98x.

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ESG

From this quarter on, Vasta will report quarterly updates about its ESG standards, including a panel of key ESG indicators, in line with the topics identified in the materiality process. Information about 2021 can be found in Vasta’s Sustainability Report, which can be found here (https://esgcogna.com.br/vasta/wp-content/uploads/2022/04/2021-vasta-sustainability_report.pdf).

Vasta launches its GHG emissions inventory

Committed to accountability and transparency, Vasta launched the first Greenhouse Gas (GHG) Emissions Inventory for its operations. This inventory is aligned with international guidelines from the GHG Protocol methodology and measures the atmospheric emissions from its corporate office, its three distribution centers and its vehicle fleet.

The inventory covers direct emissions from the operations (Scope 1) and indirect emissions (Scope 2) from the consumption of electricity. Regarding electricity, the inventory included the impact according to two methods: location and market-based. The second method considers the purchase of renewable energy certificates (REC) or free market purchases, in which the renewable origin of the energy consumed by the company is proven, in turn reducing the organization’s carbon footprint. The purchase of renewable energy reduced the company’s total emissions by 14%. According to the inventory, Vasta’s direct emissions (Scope 1) totaled 1,133 tCO2e in 2021, corresponding to 97.6% of the total. Indirect emissions (Scope 2) totaled 27.54 tCO2e. If the location-based approach is applied without deducting emissions from renewable sources, Scope 2 would represent 16.4% of the company’s emissions.

Afro Internship Program

In July, Vasta launched the Afro Internship Program, which will create exclusive intern positions for African-Brazilian youth. With salaries of R$ 2,000 monthly, the vacancies are for young people enrolled in undergraduate or technical courses in areas such as technology, human resources, data engineering, editorial, finance, production planning and customer experience, among others. The positions include hybrid and remote work and provide benefits such as transportation vouchers, food or meal vouchers, life insurance, tuition grants, psychological counseling, and a day off in the month of intern’s birthday.

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Key Indicators

Environment

SDGs	GRI	Water withdrawn by source[2] (m³)	Unit	1Q22	2Q22
6	303-3	Ground water	m³	3,572	2,674
		Utility supply	m³	840	187
		Total	m³	4,412	2,861
SDGs	GRI	Internal energy consumption	Unit	1Q22	2Q22
12 e 13	302-1	Total energy consumed	GJ	1,569	1,348
		Percentage of energy from renewable sources[3]	%	92%	97%

Social

SDGs	GRI	Diversity in the work force by functional category	Unit	1Q22	2Q22
5	405-1	C-level - Women	% of people	20%	20%
		C-level - Men	% of people	80%	80%
		Total - C-level[4]	No. of people	5	5
		Leaders - Women (above management level)	% of people	45%	47%
		Leaders - Men (above management level)	% of people	55%	53%
		Total - Leaders (above management level)[5]	No. of people	130	131
		Academic faculty - Women	% of people	14%	31%
		Academic faculty - Men	% of people	86%	69%
		Total - Academic faculty[6]	No. of people	71	100
		Coordinators and Administrative - Women	% of people	56%	57%
		Coordinators and Administrative - Men	% of people	44%	43%
		Total - Coordinators and Administrative[7]	No. of people	1,576	1,521
		Total - Women	% of people	53%	54%
		Total - Men	% of people	47%	46%
		Total - Employees	No. of people	1,782	1,757
SDGs	GRI	Indirect economic impact	Unit	1Q22	2Q22
11	-	Scholarship holders in SOMOS Futuro program	No.	373	371
SDGs	GRI	Occupational Health and Safety	Unit	1Q22	2Q22
3	403-5, 403-9	% of units covered by the Environmental Risk Prevention Program	%	100%	100%
		Total employees trained in health and safety[8]	No. of people	90	110
		Total number of hours training in health and safety	No.	491	2,871
		Average number of hours training in health and safety per participant[9]	No.	5.5	4.4
		Total number of hours of on-site training for fire brigade	No.	248	408
		Average number of hours of on-site training for fire brigade per participant[9]	No.	7.7	8.0
		Employees - Injury frequency rate[10]	rate	0.92	3.75
		Employees - High-consequence injuries rate[11]	rate	0.00	0.00
		Employees - Recordable injuries rate[12]	rate	0.92	0.94
		Employees - Fatality rate[13]	rate	0.00	0.00

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Governance

SDGs	GRI	Ethical behavior	Unit	1Q22	2Q22
8, 16	205-1, 205-2, 205-3	Employees trained in anti-corruption policies and procedures	% of people	100%	100%
		Operations submitted to corruption-related risk assessment	% of operations	100%	100%
		Number of confirmed cases of corruption	No. of cases	0	0
SDGs	GRI	Data privacy and infrastructure	Unit	1Q22	2Q22
16	418-1	Substantiated complaints received from outside parties	No.	6	28
		Substantiated complaints received from regulatory bodies	No.	0	0
		Identified leaks, thefts, or losses of customer data	No.	0	0
SDGs	GRI	Diversity in the Board of Directors	Unit	1Q22	2Q22
5	405-1	Women	% of people	29%	14%
		Men	% of people	71%	86%
		Total	No. of people	7	7
FOOTNOTES:
SDG	Sustainable Development Goal. Indicates goal to which the actions monitored contribute.
GRI	Global Reporting Initiative. Lists the GRI standard indicators related to the data monitored.
NA	Indicator discontinued or not measured in the quarter.
1	Quarterly monitoring of a selection of material indicators. For further information, consult our Sustainability Report, available here (https://esgcogna.com.br/vasta/wp-content/uploads/2022/04/2021-vasta-sustainability_report.pdf).
2	Based on invoices from sanitation concessionaires.
3	Acquired from the free energy market.
4	CEO, vice presidents reporting directly to the CEO and all directors.
5	Management, senior management and leadership positions not reporting directly to the CEO (regional directors, unit directors and vice presidents).
6	Course coordinators, teachers and tutors.
7	Corporate coordination, academic coordination, specialists, adjuncts, assistants and analysts.
8	All the employees undergoing training in the period.
9	Total hours of training/employees trained.
10	Total accidents (with and without leave)/ Total man/hours worked (MHW) x 1,000,000.
11	Work-related injury (excluding fatalities) from which the worker cannot recover fully to pre-injury health status within 6 months. Formula: Number of injuries/MHW x 1.000.000.
12	(Accidents with leave + Fatalities)/ MHT x 1,000,000.
13	Fatalities/ MHW x 1,000,000.

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CONFERENCE CALL INFORMATION

Vasta will discuss its second quarter 2022 results on Aug 11, 2022, via a conference call at 5:00 p.m. Eastern Time. To access the call (ID: 3871721), please dial: +1 (888) 660-6819 or +1 (929) 203-1989. A live and archived webcast of the call will be available on the Investor Relations section of the Company’s website at https://ir.vastaplatform.com.

ABOUT VASTA

Vasta is a leading, high-growth education company in Brazil powered by technology, providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment, ultimately benefiting all of Vasta’s stakeholders, including students, parents, educators, administrators and private school owners. Vasta’s mission is to help private K-12 schools to be better and more profitable, supporting their digital transformation. Vasta believes it is uniquely positioned to help schools in Brazil undergo the process of digital transformation and bring their education skill-set to the 21st century. Vasta promotes the unified use of technology in K-12 education with enhanced data and actionable insight for educators, increased collaboration among support staff and improvements in production, efficiency and quality. For more information, please visit ir.vastaplatform.com.

CONTACT

Investor Relations

ir@vastaplatform.com

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FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including (i) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (ii) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (iii) our ability to implement our business strategy and expand our portfolio of products and services; (iv) our ability to adapt to technological changes in the educational sector; (v) the availability of government authorizations on terms and conditions and within periods acceptable to us; (vi) our ability to continue attracting and retaining new partner schools and students; (vii) our ability to maintain the academic quality of our programs; (viii) the availability of qualified personnel and the ability to retain such personnel; (ix) changes in the financial condition of the students enrolling in our programs in general and in the competitive conditions in the education industry; (x) our capitalization and level of indebtedness; (xi) the interests of our controlling shareholder; (xii) changes in government regulations applicable to the education industry in Brazil; (xiii) government interventions in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; (xiv) cancellations of contracts within the solutions we characterize as subscription arrangements or limitations on our ability to increase the rates we charge for the services we characterize as subscription arrangements; (xv) our ability to compete and conduct our business in the future; (xvi) our ability to anticipate changes in the business, changes in regulation or the materialization of existing and potential new risks; (xvii) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (xviii) changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes; (xix) changes in labor, distribution and other operating costs; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (xx) the effectiveness of our risk management policies and procedures, including our internal control over financial reporting; (xxi) health crises, including due to pandemics such as the COVID-19 pandemic and government measures taken in response thereto; (xxii) other factors that may affect our financial condition, liquidity and results of operations; and (xxiii) other risk factors discussed under “Risk Factors.” Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

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NON-GAAP FINANCIAL MEASURES

This press release presents our EBITDA, Adjusted EBITDA and Adjusted net (loss) profit and Operating cash flow (OCF), which is information provided for the convenience of investors. EBITDA and Adjusted EBITDA are among the key performance indicators used by us to measure financial operating performance. Our management believes that these Non-GAAP financial measures provide useful information to investors and shareholders. We also use these measures internally to establish budgets and operational goals to manage and monitor our business, evaluate our underlying historical performance and business strategies and to report our results to the board of directors.

We calculate EBITDA as net (loss) profit for the period/year plus income taxes and social contribution plus/minus net finance result plus depreciation and amortization. The EBITDA measure provides useful information to assess our operational performance.

We calculate Adjusted EBITDA as EBITDA plus/minus: (a) income tax and social contribution; (b) net finance result; (c) depreciation and amortization; (d) share-based compensation expenses, mainly due to the grant of additional shares to Somos’ employees in connection with the change of control of Somos to Cogna (for further information refer to note 23 to the audited consolidated financial statements); (e) provision for risks of tax, civil and labor losses regarding penalties, related to income tax positions taken by the Predecessor Somos – Anglo and Vasta in connection with a corporate reorganization carried out by the Predecessor Somos – Anglo; (f) Bonus IPO, which refers to bonus paid to certain executives and employees based on restricted share units; and (g) expenses with contractual termination of employees due to organizational restructuring. We understand that such adjustments are relevant and should be considered when calculating our Adjusted EBITDA, which is a practical measure to assess our operational performance that allows us to compare it with other companies that operates in the same segment.

We calculate Adjusted net (loss) profit as the (loss) profit for the period/year as presented in Statement of Profit or Loss and Other Comprehensive Income adjusted by the same Adjusted EBITDA items, however, added by (a) Amortization of intangible assets from Business Combination and (b) Tax shield of 34% generated by the aforementioned adjustments.

We calculate Operating cash flow (OCF) as the cash from operating activities as presented in the Statement of Cash Flows less (a) income tax and social contribution paid; (b) tax, civil and labor proceedings paid; (c) interest lease liabilities paid; (d) acquisition of property, plant and equipment; (e) additions to intangible assets; and (f) lease liabilities paid.

We understand that, although Adjusted net (loss) profit, EBITDA, Adjusted EBITDA and Operating cash flow (OCF) are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted net (loss) profit, Adjusted EBITDA and Operating cash flow (OCF) may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

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REVENUE RECOGNITION AND SEASONALITY

Our main deliveries of printed and digital materials to our customers occur in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March), and revenue is recognized when the customers obtain control over the materials. In addition, the printed and digital materials we provide in the fourth quarter are used by our customers in the following school year and, therefore, our fourth quarter results reflect the growth in the number of our students from one school year to the next, leading to higher revenue in general in our fourth quarter compared with the preceding quarters in each year. Consequently, in aggregate, the seasonality of our revenues generally produces higher revenues in the first and fourth quarters of our fiscal year. Thus, the numbers for the second quarter and third quarter are usually less relevant. In addition, we generally bill our customers during the first half of each school year (which starts in January), which generally results in a higher cash position in the first half of each year compared to the second half.

A significant part of our expenses is also seasonal. Due to the nature of our business cycle, we need significant working capital, typically in September or October of each year, to cover costs related to production and inventory accumulation, selling and marketing expenses, and delivery of our teaching materials at the end of each year in preparation for the beginning of each school year. As a result, these operating expenses are generally incurred between September and December of each year.

Purchases through our Livro Fácil e-commerce platform are also very intense during the back-to-school period, between November, when school enrollment takes place and families plan to anticipate the purchase of products and services, and February of the following year, when classes are about to start. Thus, e-commerce revenue is mainly concentrated in the first and fourth quarters of the year.

KEY BUSINESS METRICS

ACV Bookings is a non-accounting managerial metric and represents our partner schools’ commitment to pay for our solutions offerings. We believe it is a meaningful indicator of demand for our solutions. We consider ACV Bookings is a helpful metric because it is designed to show amounts that we expect to be recognized as revenue from subscription services for the 12-month period between October 1 of one fiscal year through September 30 of the following fiscal year. We define ACV Bookings as the revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services, or “enrolled students,” that will access our content at such partner school in such school year. We calculate ACV Bookings by multiplying the number of enrolled students at each school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related school. Although our contracts with our schools are typically for 4-year terms, we record one year of revenue under such contracts as ACV Bookings. ACV Bookings are calculated based on the sum of actual contracts signed during the sales period and assumes the historical rates of returned goods from customers for the preceding 24-month period. Since the actual rates of returned goods from sales during the period may be different from the historical average rates and the actual volume of merchandise ordered by our customers may be different from the contracted amount, the actual revenue recognized during each period of a sales cycle may be different from the ACV Bookings for the respective sales cycle. Our reported ACV Bookings are subject to risks associated with, among other things, economic conditions and the markets in which we operate, including risks that our contracts may be canceled or adjusted (including as a result of the COVID-19 pandemic).

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FINANCIAL STATEMENTS

Consolidated Statements of Financial Position

Assets	June 30, 2022	December 31, 2021

Current assets
Cash and cash equivalents	147,762	309,893
Marketable securities	417,770	166,349
Trade receivables	427,184	505,514
Inventories	225,916	242,363
Taxes recoverable	31,355	24,564
Income tax and social contribution recoverable	9,891	8,771
Prepayments	61,087	40,069
Other receivables	5,385	2,105
Related parties – other receivables	1,101	501
Total current assets	1,327,451	1,300,129

Non-current assets
Judicial deposits and escrow accounts	181,381	178,824
Deferred income tax and social contribution	177,890	130,405
Property, Plant and equipment	224,784	185,682
Intangible assets and goodwill	5,506,471	5,538,367
Total non-current assets	6,090,526	6,033,278

Total assets	7,417,977	7,333,407

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Consolidated Statements of Financial Position (continued)

Liabilities	June 30, 2022	December 31, 2021

Current liabilities
Bonds and financing	295,185	281,491
Lease liabilities	32,016	26,636
Suppliers	263,893	264,787
Income tax and social contribution payable	21,090	16,666
Salaries and social contributions	90,166	62,829
Contractual obligations and deferred income	61,471	46,037
Accounts payable for business combination	75,587	20,502
Other liabilities	18,685	20,033
Other liabilities - related parties	30,050	39,271
Total current liabilities	888,143	778,252

Non-current liabilities
Bonds and financing	549,593	549,735
Lease liabilities	133,389	133,906
Accounts payable for business combination	509,916	511,811
Provision for tax, civil and labor losses	664,186	646,850
Contractual obligations and deferred income	4,317	128
Other liabilities	47,082	47,516
Total non-current liabilities	1,908,483	1,889,946

Shareholder’s equity
Share capital	4,820,815	4,820,815
Capital reserve	72,101	61,488
Treasury shares	(23,880)	(23,880)
Accumulated losses	(247,685)	(193,214)
Total shareholder's equity	4,621,351	4,665,209

Total liabilities and shareholder's equity	7,417,977	7,333,407

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Consolidated Income Statement

	Apr 01, to Jun 30, 2022	Jan 01, to Jun 30, 2022	Apr 01, to Jun 30, 2021	Jan 01, to Jun 30, 2021

Net revenue from sales and services	189,956	570,537	141,135	421,967
Sales	180,339	552,225	127,688	402,572
Services	9,617	18,312	13,447	19,395

Cost of goods sold and services	(79,966)	(209,203)	(67,547)	(181,529)

Gross profit	109,990	361,334	73,588	240,438

Operating income (expenses)
General and administrative expenses	(127,139)	(253,227)	(97,930)	(207,806)
Commercial expenses	(46,988)	(94,921)	(35,584)	(85,093)
Other operating income (expenses)	707	1,640	(963)	1,504
Impairment losses on trade receivables	(3,543)	(12,439)	(15,599)	(18,208)

Profit (loss) before finance result and taxes	(66,973)	2,387	(76,488)	(69,165)

Finance income	21,896	37,165	5,798	11,261
Finance costs	(69,902)	(127,865)	(20,773)	(40,488)
Finance result	(48,006)	(90,700)	(14,975)	(29,227)

Profit (loss) before income tax and social contribution	(114,979)	(88,313)	(91,463)	(98,392)

Income tax and social contribution	40,318	33,842	29,266	30,678

Net profit (loss) for the period	(74,661)	(54,471)	(62,197)	(67,714)

Net profit (loss) per share
Basic	(0.89)	(0.65)	(0.75)	(0.82)
Diluted	(0.89)	(0.65)	(0.75)	(0.82)

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Consolidated Statement of Cash Flows

	For the six months ended June
	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES
Profit (Loss) before income tax and social contribution	(88,313)	(98,392)
Adjustments for:
Depreciation and amortization	131,892	98,899
Impairment losses on trade receivables	12,439	18,208
Reversal (provision) for tax, civil and labor losses, net	(6,860)	(849)
Interest on provision for tax, civil and labor losses	25,556	10,275
Provision for obsolete inventories	6,110	8,647
Interest on bonds and financing	52,089	12,940
Contractual obligations and right to returned goods	2,687	3,802
Interest on accounts payable for business combination	29,791	(623)
Imputed interest on suppliers	8,402	2,783
Other financial expenses and net interest	(5,624)	-
Share-based payment expense	10,613	12,221
Interest on lease liabilities	7,290	8,060
Interest on marketable securities incurred	(26,804)	(8,077)
Cancellations of right-of-use contracts	904	-
Residual value of disposals of property and equipment and intangible assets	-	76

Changes in
Trade receivables	66,087	176,293
Inventories	8,155	(10,831)
Prepayments	(21,018)	(1,610)
Taxes recoverable	(7,905)	(2,690)
Judicial deposits and escrow accounts	(2,557)	(629)
Other receivables	(3,281)	(918)
Suppliers	(9,296)	(87,072)
Salaries and social charges	27,367	7,418
Tax payable	5,071	2,064
Contract liabilities and deferred income	12,120	(19,239)
Related parties – other receivables	(600)	(94,125)
Other liabilities	(1,772)	(722)
Other liabilities – related parties	(9,222)	-
Cash from operating activities	223,321	35,589

Interest lease liabilities paid	(7,158)	(8,022)
Payment of interest on bonds and financing	(37,778)	(12,243)
Income tax and social contribution paid	(1,489)	(1,167)
Payment of provision for tax, civil and labor losses	(1,360)	(76)
Net cash from operating activities	175,536	14,351

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant, and equipment	(48,228)	(6,344)
Additions of intangible assets	(35,927)	(19,468)
Acquisition of subsidiaries net of cash acquired	(8,475)	(40,231)
Proceeds from (purchase of) investment in marketable securities	(224,617)	418,089
Net cash (applied in) from investing activities	(317,247)	352,046

CASH FLOWS FROM FINANCING ACTIVITIES
Suppliers – related parties	-	(6,368)
Payments of loans from related parties	-	(20,884)
Lease liabilities paid	(13,727)	(10,359)
Payments of bonds and financing	(759)	(288,087)
Payments of accounts payable for business combination	(5,934)	(16,757)
Net cash applied in financing activities	(20,420)	(342,455)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(162,131)	23,942
Cash and cash equivalents at beginning of period	309,893	311,156
Cash and cash equivalents at end of period	147,762	335,098

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